Willis Limited Letterhead

MARTIN CURRIE (HOLDINGS) LIMITED
SCHEDULE OF INSURANCE ARRANGEMENTS

COVER:	Section 1.	COMPREHENSIVE INVESTMENT MANAGEMENT INSURANCE (Professional Liability, Fidelity, Computer Crime, and Directors and Officers Liability Insurance)
	Section 2.	FINANCIAL INSTITUTION BOND
	Section 3.	ERISA BOND

INSURED:	Section 1.	MARTIN CURRIE (HOLDINGS) LIMITED and scheduled subsidiary companies including the Martin Currie business Trust as per policy schedule
	Section 2.	MARTIN CURRIE BUSINESS TRUST and MARTIN CURRIE INVESTOR SERVICES INC. (and as defined in Rider 1 of policy)
	Section 3.	MARTIN CURRIE INC. and plans as per policy schedule.

POLICY NUMBERS:	1397409/1397509

PERIOD:	01 December 2010 to 30 December 2010 (GMT) Both Dates Inclusive

LIMIT OF INDEMNITY:	(Part of 1st December 2009 to 30th November 2010 aggregate limit)
	Section 1.	GBP 30,000,000 any one loss/claim and in the aggregate plus one reinstatement.
	Section 2.	USD 5,000,000 in the aggregate, plus one reinstatement
	Section 3.	Various Limits of Indemnity in the aggregate in respect of each plan as specified in the policy schedule.

LEGAL ACTIONS:	Worldwide

PRIMARY INSURERS:	100% Lloyd’s

PREMIUM IN RESPECT OF MARTIN CURRIE BUSINESS TRUST:	GBP £4,210.17

Note:  The above represents a brief summary of policy coverage and is subject to policy terms, conditions and exclusions as more fully set out in the policy document.

/s/ Edward Williams

E C V WILLIAMS
Executive Director
FINEX National

ACTION BY WRITTEN CONSENT OF THE

TRUSTEES OF MARTIN CURRIE BUSINESS TRUST

November 30, 2010

The undersigned, being all of the Trustees of Martin Currie Business Trust (the “Trust”), hereby consent to and adopt the following votes as and for the action of the Trustees of the Trust:

Insurance Arrangements

VOTED:                That, after considering all relevant factors, the joining of the Trust with Martin Currie (Holdings) Limited and certain of its subsidiary companies (the “Martin Currie Group”) in the interim errors and omissions policy (“Interim E&O Policy”) covering the period from December 1, 2010 to December 30, 2010, in the amount of £30,000,000 plus one automatic reinstatement, for a net premium of £29,956, the Trust’s share of such premium to be the equivalent of approximately £1,498, be and it hereby is confirmed, ratified and approved, said premium to be allocated among the Funds on the basis of their relative net assets.

VOTED:                That the Trust’s continued participation in the Interim E&O Policy is hereby determined to be in the best interests of the Trust.

VOTED:                That the premium for the Interim E&O Policy to be allocated to the Trust is hereby determined to be fair and reasonable to the Trust based on the Trust’s proportionate share of the sum of the premiums that would have been paid if such insurance coverage had been purchased separately by the Trust and the Martin Currie Group.

VOTED:                That, after considering all relevant factors, including, but not limited to, (i) the number of other parties named as insureds, (ii) the nature of their business activities, (iii) the amount of coverage under the interim joint fidelity bond (the “Interim Joint Fidelity Bond”) and (iv) the amount of the premium for the Interim Joint Fidelity Bond (the “Bond Premium”), the ratable allocation of the Bond Premium among all parties named as insureds and the extent to which the share of the Bond Premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond, the joining of the Trust with Martin Currie Investor Services, Inc. in the Interim Joint Fidelity Bond covering the period from November 30, 2010 to December 30, 2010, in the amount of $5,000,000 plus one automatic reinstatement, for a net premium of £4,520, the Trust’s share of such premium to be the equivalent of approximately £2,712, be and it hereby is confirmed, ratified and approved, said premium to be allocated among the Funds on the basis of their relative net assets.

VOTED:                That the officers of the Trust be, and each hereby is, authorized to negotiate and enter into, on behalf of the Trust, joint insurance arrangements with the Martin Currie Group with respect to its Interim E&O Policy and the Interim Joint Fidelity Bond to be included as a rider to the Interim E&O Policy, on such terms as such officer deems appropriate, subject to the subsequent review and ratification by the Board of Trustees.

General

VOTED:                That the officers of the Trust are authorized from time to time, in the name and on behalf of the Trust, under its seal, if desired, to execute, acknowledge, deliver and file any of the agreements, instruments, certificates and documents referred to in the preceding votes, with such changes as the officer so acting may deem necessary or desirable, and to take or cause to be taken all other actions, in connection with the transactions referred to in, or contemplated by, the preceding votes, as may be shown by the officer’s execution or performance to be in the officer’s judgment necessary or desirable, the taking of such action by an officer of the Trust to be conclusive evidence that the same is authorized by the directors of the Trust.

IN WITNESS WHEREOF, the undersigned have executed this Consent as of November 30, 2010.  This Consent may be executed in multiple counterparts, shall be filed with the minutes of the meetings of Trustees and shall for all purposes be treated as action taken at a meeting.

/s/ Simon D. Eccles
Simon D. Eccles

/s/ Timothy J.D. Hall
Timothy J. D. Hall

/s/ Patrick R. Wilmerding
Patrick R. Wilmerding